April 28, 2005



Mail Stop 4-6

Monte Ross
Chief Executive Officer
Ultradata Systems, Incorporated
1240 Dielman Industrial Court
St. Louis, MO 63132

Re:	Ultradata Systems, Incorporated
	Registration Statement on Form SB-2
	Filed April 1, 2005
	File No. 333-123764

	Form 10-KSB for the fiscal year ended December 31, 2004
	File No. 0-25380

	Form 8-K filed February 22, 2005
	File No. 0-25380

Dear Mr. Ross:

	This is to advise you that we have limited our review to the matters identified below and have the following comments. Where indicated, we think you should revise your documents in response to these comments. With respect to the comments on the Form 10-KSB, your response should be provided as soon as possible and not later than May 12, 2005. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form SB-2
General
1. We note that the formula for conversion of the Convertible Debentures differs in certain sections of your prospectus. For example, the formula that you describe on pages 4, 6, 17, 32, 37 and
38 does not appear to fully describe the illustrative calculations you set forth on pages 32 and 38 under the heading "Sample Conversion
Calculation." In addition, both the conversion formula and the sample calculations appear to differ from the description of the conversion formula in Section 3.1 of your Convertible Debenture, as amended. Please explain these inconsistencies on a supplemental basis and revise your disclosure as appropriate.
2. Also, consider expanding your sample conversion calculation to include a determination of the conversion price from the volume weighted average prices in order to more prominently portray the 20%
discount.
3. According to your disclosure if the volume weighted average prices
is below $.50 on any point during a month the holder is not
obligated
to convert any portion of the debenture that month.  Why then do you
state, "accordingly there is no limit on the number of shares into which the debenture may be converted?"
4. We note your discussions on pages 6 and 7 regarding the number of
shares issued as a result of the Warrant and your related
explanatory
note. Please revise your "Use of Proceeds" subsection in the prospectus summary section to clearly indicate, if true, that you are registering the resale transaction of 100,000 shares of common stock
underlying the Warrant, but have granted the right to purchase up to
300,000 shares of common stock subject to certain adjustments. Consider disclosing the same information, if relevant, for the Convertible Debentures.
5. We note disclosure on pages 16, 32, and 37 that states Golden
Gate
has contractually committed to convert not less than 5% of the Convertible Debenture and shares underlying the Warrants monthly. This statement appears different from disclosure in your Notes to Financial Statements, Convertible Debenture, Warrant and disclosure in the above-referenced Form 8-K.  Please advise.
6. In connection with our comments above, please also revise your discussion of the conversion features of the Convertible Debenture and Warrant, to include a discussion of the aggregate price that would paid by Golden Gate upon full conversion and the conditions that would reduce the aggregate purchase price similar to the discussion contained in Note 14 to your financial statements and in the above-referenced Form 8-K.
7. Please revise your prospectus to include a discussion of
Section
2.5 of your Convertible Debenture.
Plan of Distribution
8. Please confirm that you and the selling shareholder are aware of
our position on short sales. See interpretation A.65 of the July 1997 Publicly Available Corp. Fin Telephone Interpretation Manual. Management`s Discussion and Analysis of Financial Condition and Results of Operations
9. Please revise your "Overview" subsection to provide more
balanced
disclosure concerning your financial situation. While you briefly mention declining sales due to internal problems of major customers, we note that your going concern opinion and disclosure throughout the
prospectus discuss the termination of the AAA agreement and the loss
of your largest customer as two crucial factors in precipitating your
going concern issues. Please revise your "Overview" subsection to clearly indicate these factors and disclose the ramifications.
10. We note your general discussion concerning the termination of
your agreements with AAA.   However, please revise to describe the
ramifications of this termination, including without limitation, quantifiable changes to your operations or augmentations to your sales and marketing strategy that are specific to the loss of AAA. Please pay particular attention to revising your business and management`s discussion and analysis sections to describe, with specificity, the changes the company will make and resulting effects
from the termination.   Please provide similar disclosure
concerning
Media Solutions Services discontinuing orders.
11. In connection with the prior two comments please also revise your management`s discussion and analysis section to include a discussion of the reasons for, and resulting effects of, your backlog decline from $973,865 to $68,147.
12. In your liquidity and capital resources subsection you mention that you would have to curtail your future operations including your golf tournament. We note no other references to this tournament. Please advise.

Signatures
13. Please revise your signature block to indicate, if true, that Mr.
Clarke is also signing as controller or principal accounting officer.

Legal Opinion
14. Please revise the legality opinion by Sichenzia Ross Friedman Ference LLP to clearly reference the securities to be issued, describing the type of security and maximum aggregate number to be registered.
Form 10-KSB
Controls and Procedures
15. We note your statements in the Form 10-KSB that the principal executive and financial officers have concluded that the company`s disclosure controls and procedures were "sufficient to assure that material information concerning the Company which could affect the disclosures in the Company`s quarterly and annual reports is made known to them by the other officers and employees of the Company, and that the communications occur with promptness sufficient to assure the inclusion of the information in the then-current report." Please amend this filing to state whether Ultradata`s disclosure controls and procedures were effective as defined in paragraph (e) of
Rule 13a-15. Further, your definition of disclosure controls appears to be narrower than Rule 13a-15(e). Please revise your Form 10-KSB accordingly.
16. You disclose that there were no "significant changes" in Ultradata`s internal controls over financial reporting that could "significantly affect those controls subsequent to the date on which
Messrs. Ross and Clarke performed their evaluation." In this regard it does not appear that your disclosure is consistent with the requirements of Item 308(c) of Regulation S-B and Rule 13a-15(d). Please revise your Form 10-KSB to indicate if during the quarter ended December 31, 2004 there was "any change" that materially affected or was reasonably likely to materially affect, your internal controls over financial reporting.

* * * * *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Adam Halper, at (202) 824-5523. If you require additional assistance you may contact
Perry
Hindin (202) 942-2822 or the undersigned, at (202) 942-1800.

      Sincerely,


      Barbara C. Jacobs
      Assistant Director


cc:	Via Facsimile
      Gregory Sichenzia, Esq.
      James Turner, Esq.
      Sichenzia Ross Friedman Ference LLP
      1065 Avenue of the Americas
            New York, New York 10018
	Phone: (212) 930-9700
      Fax: (212) 930-9725
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Ultradata Systems, Incorporated
April 28, 2005
Page 6